UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
Report of Foreign Private Issuer
Pursuant to Rules 13a-16 or 15d-16 under
the Securities Exchange Act of 1934
Dated 28 March 2017
Commission File Number: 001-31318
GOLD FIELDS LIMITED
(Translation of registrant’s name into English)
150 Helen Rd.
Sandown, Sandton 2196
South Africa
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F
Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Directors C A Carolus (Chair), N J Holland
†
** (Chief Executive Officer), P A Schmidt** (Chief Financial Officer), A Andani , P J Bacchus ,
#
†
T P Goodlace, R P Menell, D M J Ncube, S P Reid^, Y G H Suleman, G M Wilson
†
#
^Australian, British, Ghanaian, ** Executive Director
Company Secretary: MML Mokoka
Gold Fields Limited
Reg. 1968/004880/06
150 Helen Road,
Sandown, Sandton,
2196

Postnet Suite 252
Private Bag X30500
Houghton, 2041
South Africa

Tel   +27 11 562 9700
Fax   +27 11 562 9838
www.goldfields.com

Investor Enquiries

Avishkar Nagaser
Tel        +27 11 562 9775
Mobile   +27 82 312 8692
email
Avishkar.Nagaser@
goldfields.com

Thomas Mengel
Tel         +27 11 562 9849
Mobile   +27 72 493 5170
email
Thomas.Mengel@
goldfields.com

Media Enquiries

Sven Lunsche
Tel       +27 11 562 9763
Mobile   +27 83 260 9279
email
Sven.Lunsche@
goldfields.com
M E D I A R E L E A S E
Gold Fields publishes
2016 Integrated Annual Report

Johannesburg, 28 March 2017: Gold Fields Limited (Gold Fields)
(JSE, NYSE: GFI) today published its Integrated Annual Report 2016 and a number of associated reports on its we6bsite.
These are the Notice to Shareholders of the Annual General Meeting
(AGM), the statutory Annual Financial Report 2016 and the 2016
Mineral Resource and Mineral Reserve Supplement. The Integrated
Annual Report will be posted to shareholders on Friday, 31 March
2017.
The Integrated Annual Report and the Annual Financial Report
incorporate all aspects of the Group’s business, including reviews of the South African, West African, Australian and South American
operations, the Group’s project activities, as well as detailed financial, operational and sustainable development information.

KPMG Inc. have audited the financial statements for the year ended
31 December 2016 including the Annual Financial Report and their unmodified audit report is open for inspection at the Company’s offices.

An abridged report has not been published as the information previously published in the reviewed preliminary consolidated results on 16 February 2017 has not changed.

The Integrated Annual Report, the Notice to Shareholders of the AGM,
the Annual Financial Report and the Mineral Resource and Mineral
Reserve Supplement are available at
www.goldfields.com
.

Mineral Resource and Mineral Reserve Supplement 2016
The Gold Fields Mineral Resource and Mineral Reserve Supplement
2016 contains a comprehensive overview of Gold Fields’ Mineral
Resource and Mineral Reserve status as well as a detailed breakdown for its operations and projects.

As at 31 December 2016, Gold Fields had attributable gold Mineral
Reserves of 48.1 million ounces and gold Mineral Resources of 101.5 million ounces. In addition, the attributable copper Mineral Reserves totalled 454 million pounds and Mineral Resources 5,813 million pounds. Stated figures are net of production depletion.

The SAMREC Code compliant Mineral Reserves are based on gold and copper prices of US$1,200/oz and US$2.3/lb, respectively. Relevant tonnes, grades, classification, reconciliations and Competent
Persons are detailed in the Supplement.

Notice of Annual General Meeting

Notice is given to Shareholders of the AGM of the Company to be held at 150 Helen Road, Sandown,
Sandton, on Wednesday, 24 May 2017 at 09:00. The AGM will transact the business as stated in the
Notice of that meeting, a copy of which can be found with the Integrated Annual Report on the company’s website at
www.goldfields.com

In terms of section 59(1) (b) of the Companies Act, 71 of 2008, the record date for the purpose of determining which shareholders are entitled to participate in and vote at the AGM (being the date on which a shareholder must be registered in the Company’s securities register in order to participate in and vote at the AGM) as Friday, 19 May 2017. Therefore the last day to trade in order to be registered in the Company’s securities register as at the record date is Tuesday, 16 May 2017.
Enquiries

Investors

Avishkar Nagaser
Tel: +27 11 562 9775
Mobile: +27 82 312 8692
Email :
Avishkar.Nagaser@goldfields.com
Thomas Mengel
Tel: +27 11 562 9849
Mobile: +27 72 493 5170
Email:
Thomas.Mengel@goldfields.com

Media

Sven Lunsche
Tel: +27 11 562 9763
Mobile: +27 83 260 9279
Email :
Sven.Lunsche@goldfields.com
ends
Notes to editors

About Gold Fields

Gold Fields Limited is a globally diversified producer of gold with eight operating mines in Australia, Ghana, Peru and South Africa with attributable annual gold-equivalent production of approximately 2.2 million ounces. It has attributable gold Mineral Reserves of around 48 million ounces and gold Mineral Resources of around 101 million ounces. Attributable copper Mineral Reserves total 454 million pounds and
Mineral Resources 5,813 million pounds. Gold Fields has a primary listing on the Johannesburg Stock Exchange (JSE) Limited, with secondary listings on the New York Stock Exchange (NYSE) and the Swiss Exchange (SWX).

Sponsor: J.P. Morgan Equities South Africa (Pty) Ltd

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
GOLD FIELDS LIMITED

Dated: 28 March 2017
By: /s/ Nicholas J. Holland
Name:         Nicholas J. Holland
Title: Chief Executive Officer